

EASTMAIN

NEWS RELEASE

TSX Symbol: ER
February 26, 2008

Goldcorp Exercises Option to Increase its Interest in Éléonore South

Eastmain Resources Inc. (TSX:ER) is pleased to announce that Les Mines Opinaca Ltée. ("Opinaca"), a wholly owned subsidiary of GOLDCORP INC. (TSX:G, NYSE:GG), has exercised its right to increase its interest by 6.67% in the Éléonore South joint venture, to a total of 40%. To earn the additional interest, Opinaca must fund a minimum of $500,000 in exploration expenditures and prepare a bankable feasibility by June 2015. If Opinaca completes the earn-in obligations, the project ownership will be: Opinaca 40%, Eastmain 30% and Azimut Exploration Inc. 30%.

Eastmain will remain as the project manager, until Opinaca chooses to exercise its right to take over as operator of the project. A first-phase diamond drill program that will test a number of high-priority targets on the Éléonore South project, including the JT Target area, is being developed. The Éléonore South property is located in northern James Bay, Québec and is contiguous with the Éléonore project, which hosts the Roberto gold deposit currently under development by Opinaca. Eastmain will re-allocate a million-dollar exploration budget, previously designated for work at Éléonore South, to advance its other James Bay region projects.

"The decision by Opinaca to increase its interest in the project speaks to their opinion of the quality of the property and the progress of the work completed by Eastmain to date," stated Dr. Donald J. Robinson, President & CEO of Eastmain. "The James Bay region of Québec is becoming one of Canada's most important areas for mineral exploration and discovery."

Rock sampling and trenching in the JT Target area outlined a 300-metre by 600-metre gold-in-rock "footprint" with hundreds of metre-long channel samples ranging from **more than 10 ppb to 37.8 g/t gold**, including grades of up to **5.33 g/t Au across 8.0 metres and 10.9 g/t Au across 3.0 metres.**

Multiple IP and gold-in-soil anomalies have been defined along a 10-kilometre-long property-wide corridor. These targets, which are underlain by Opinaca sedimentary rocks similar to those hosting the Roberto gold deposit, will be drill-tested over multiple phases of exploration.

Dr. Donald J. Robinson P.Geo, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

With its focus on the district of James Bay, Québec, Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. Eastmain also holds interest in 12 projects within the district, including the Éléonore South property, where a new sedimentary-gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. The Company has a budget of $3.5 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

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